UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

TNS, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872960109

(CUSIP Number)

John J. McDonnell III

11480 Commerce Park Drive, Suite 600

Reston, VA 20191-1406

(703) 453-8300

With Copy To:

Mark W. Seneca

Orrick, Herrington & Sutcliffe LLP

3050 K Street, N.W., Suite 200

Washington, D.C. 20007

(202) 339-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 872960109	Page 2 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John J. McDonnell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 957,752(1),(2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 957,752(1),(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 957,752(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which John J. McDonnell, Jr. disclaims beneficial ownership. This report shall not be construed as an admission that John J. McDonnell, Jr. is the beneficial owner of such securities.

(2) 30,000 shares are subject to vesting; the first installment (9,000 shares) vested on March 16, 2006, and the remainder vest annually in equal installments over a three-year period ending March 16, 2009.

SCHEDULE 13D

CUSIP No. 872960109	Page 3 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brian Bates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 293,000(1),(2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 293,000(1),(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,000(1),(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which Brian Bates disclaims beneficial ownership. This report shall not be construed as an admission that Brian Bates is the beneficial owner of such securities.

(2) 18,000 shares are subject to vesting; the first installment vested (4,500 shares) on March 16, 2006, and the remainder vest annually in equal installments over a three-year period ending March 16, 2009.

SCHEDULE 13D

CUSIP No. 872960109	Page 4 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John J. McDonnell III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 280,047(1),(2),(3)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 280,047(1),(2), (3)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,047(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which John J. McDonnell III disclaims beneficial ownership. This report shall not be construed as an admission that John J. McDonnell III. is the beneficial owner of such securities.

(2) Includes 6,000 shares of Common Stock held in trust for the minor children of John J. McDonnell III, for which John J. McDonnell III disclaims beneficial ownership. This report shall not be construed as an admission that John J. McDonnell III. is the beneficial owner of such securities.

(3) 9,000 shares are subject to vesting; the first installment (2,250 shares) vested on March 16, 2006, and the remainder vest annually in equal installments over a three-year period ending March 16,2009.

SCHEDULE 13D

CUSIP No. 872960109	Page 5 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Henry Graham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 308,136(1),(2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 308,136(1),(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,136(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which Henry Graham disclaims beneficial ownership. This report shall not be construed as an admission that Henry Graham is the beneficial owner of such securities.

(2) 18,000 shares are subject to vesting; the first installment (4,500 shares) vested on March 16, 2006, and the remainder vest annually in equal installments over a three-year period ending March 16, 2009.

SCHEDULE 13D

CUSIP No. 872960109	Page 6 of 19 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Parthenon Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO – See Item 3 of this Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	7	SOLE VOTING POWER 0(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes the shares of Common Stock held by other Reporting Persons hereto as to which Parthenon Capital, LLC disclaims beneficial ownership. This report shall not be construed as an admission that Parthenon Capital, LLC is the beneficial owner of such securities.

SCHEDULE 13D

CUSIP No. 872960109	Page 7 of 19 Pages

The Schedule 13D filed on March 23, 2006 (the "Schedule 13D") by John J. McDonnell, Jr. (“Mr. McDonnell, Jr.”), Brian Bates (“Mr. Bates”), John J. McDonnell III (“Mr. McDonnell III”), Henry Graham (“Mr. Graham” and, collectively with Mr. McDonnell, Jr., Mr. Bates and Mr. McDonnell III, the “Managers” or the "Reporting Persons") and Parthenon Capital, LLC (“Parthenon” and, collectively with the Managers, the “Former Reporting Persons”), relating to the shares of common stock (the “Common Stock”), of TNS, Inc., a Delaware corporation (the “Issuer” or “TNS”), is hereby amended by this Amendment No. 1 to the Schedule 13D (this "Amendment") to report the withdrawal from the possible "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Parthenon, to report the expiration and non-renewal of the Exclusivity Agreement between Parthenon and the Managers that was filed as Exhibit 7.04 to the Schedule 13D and to reflect the change in beneficial ownership of the Reporting Persons due to a change in the number of the Issuer's shares of Common Stock outstanding. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Item 2.	Identity and Background

The disclosure in Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being filed by John J. McDonnell, Jr. (“Mr. McDonnell, Jr.”), Brian Bates (“Mr. Bates”), John J. McDonnell III (“Mr. McDonnell III”), Henry Graham (“Mr. Graham” and, collectively with Mr. McDonnell, Jr., Mr. Bates and Mr. McDonnell III, ( the "Managers" or the “Reporting Persons”). The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the proposed transaction described in Item 4 of this Statement. Except as expressly set forth in this Statement, each Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by such Reporting Person. A joint filing agreement has been filed as Exhibit 7.01 to this statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The name, business address and present principal occupation or employment of each member of the Reporting Persons is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.

During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that he or it is a member of a group under Rule 13d-5(b)(1) promulgated under the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended and restated in its entirety as follows:

The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired in the initial public offering of TNS, through open-market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer or director of TNS.

SCHEDULE 13D

CUSIP No. 872960109	Page 8 of 19 Pages

With respect to the proposed transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds that would be required to purchase all of the shares of outstanding Common Stock (other than those shares of Common Stock owned by the individual Managers) reported in the May 10, 2006 10-Q Report (as defined in Item 5) at the Offer Price (as defined in Item 4) is approximately $489 million. The Reporting Persons anticipate that the funds required to consummate the proposed transaction would be provided by some combination of the following, the precise amounts of each, if any, to be determined at a later date: (i) the Managers, (ii) a debt facility or other borrowing, including potential capital markets transactions and/or (iii) investments by other as-yet-unidentified institutional investors or other similar parties.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal, which is incorporated herein by reference.

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby amended and restated in its entirety as follows:

As set forth in a letter dated March 13, 2006 (the “Proposal Letter”), the Managers have submitted to TNS’s Board of Directors (the “Board of Directors”) a non-binding proposal to acquire all of the outstanding Common Stock (the “Proposal”) at a valuation equal to $22.00 per share (the “Offer Price”). On March 13, 2006, a related press release was issued by the Issuer (the “Press Release”). Copies of the Proposal Letter and the Press Release are being filed herewith as Exhibits 7.02 and 7.03, respectively, and are incorporated herein by reference. The Board of Directors has formed a special committee of independent directors (the “Special Committee”) that considered the terms and conditions of the Proposal. The Special Committee has concluded the Proposal should be rejected.

Parthenon Capital LLC ("Parthenon") continues to evaluate the Proposal set forth in the Proposal Letter. Upon the commencement of Parthenon's evaluation of the Proposal, Mr. McDonnell, Jr., Mr. Bates, Mr. McDonnell III and Mr. Graham entered into an agreement with Parthenon (the “Exclusivity Agreement”), which is filed herewith as Exhibit 7.04, pursuant to which they agreed not to support another transaction relating to the acquisition of Common Stock until the occurrence of one or more of the events specified in the Exclusivity Agreement.

That Exclusivity Agreement expired according to its terms on May 12, 2006. While Parthenon continues to evaluate the Proposal, Parthenon and the Managers declined to renew the Exclusivity Agreement, and Parthenon and the Managers are no longer acting together as a group as contemplated by Rule 13d-5(b)(1). The Managers may continue to discuss a partnership arrangement with Parthenon pursuant to which Parthenon and the Managers would act together to acquire, vote or dispose of the equity securities of the Issuer, but there is no agreement between Parthenon and the Managers to do so. As such, Parthenon and the Managers are not acting together for the purpose of acquiring, voting or disposing of equity securities of the Issuer, and are not members of a group under Rule 13d-5(b)(1) promulgated under the Exchange Act. The Managers, without Parthenon, may be considered to be members of a group under Rule 13d-5(b)(1) promulgated under the Exchange Act. The Managers are exploring other options to effect the Proposal.

The form of and structure of any transaction, and the treatment of restricted and deferred shares of Common Stock and options exercisable for shares of Common Stock will be determined at a later date.

Any acquisition of TNS by the Managers will be subject to the approval of the Special Committee and the Board of Directors, and neither the Proposal Letter nor the Press Release shall create any agreement, arrangement or understanding between any of the Reporting Persons or other parties with respect to TNS or the Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding has been approved by the Special Committee and the Board of Directors and thereafter executed and delivered by TNS and all other appropriate parties. Any proposed acquisition would also require the approval of the TNS stockholders.

SCHEDULE 13D

CUSIP No. 872960109	Page 9 of 19 Pages

The Managers collectively beneficially own approximately 7.7% of the total outstanding shares of the Common Stock entitled to vote on any agreement, and, if and when a final proposal from the Managers is submitted to the stockholders for their approval, intend to vote for such proposal.

If an acquisition of TNS is consummated by the Managers, the Managers contemplate that the Common Stock would be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

It is further contemplated that, subsequent to an acquisition, the composition of the TNS Board of Directors would be changed in a matter to be determined at a later date.

The foregoing is a summary of the Managers’ current proposal and should not be construed as an offer to purchase shares of Common Stock. A proxy statement will be distributed to the TNS stockholders if and when definitive documentation is entered into by TNS and all other appropriate parties. Stockholders should read such proxy statement and other relevant documents regarding the transaction filed with the Commission when they become available because they will contain important information relevant to the decision to approve any such transaction. Stockholders will be able to receive these documents (when they become available), as well as other documents filed by the Managers or any of their respective affiliates with respect to the Proposal and any such acquisition, free of charge at the Commission’s web site, www.sec.gov.

Other than as set forth in the Proposal Letter or otherwise in this Statement, the Managers have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Proposal is not consummated for any reason, the Managers intend to review continuously TNS business affairs, capital needs and general industry and economic conditions, and, based on such review, the Managers may, from time to time, determine to increase their ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to TNS or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention to sell any shares of Common Stock.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter, the Press Release and the Exclusivity Agreement, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The disclosure in items (a)-(b) of Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

Mr. McDonnell, Jr. is deemed to beneficially own 957,752 shares of Common Stock. Mr. McDonnell, Jr.'s Common Stock includes 30,000 shares of Common Stock that are subject to vesting according to an agreement between Mr. McDonnell Jr. and TNS. The shares deemed to be beneficially owned by Mr. McDonnell, Jr. represent approximately 4.0% of the total outstanding votes of the Common Stock as a single class.

Mr. Bates is deemed to beneficially own 293,000 shares of Common Stock. Mr. Bates’s Common Stock includes 18,000 shares of Common Stock that are subject to vesting according to an agreement between Mr. Bates and TNS. The shares deemed to be beneficially owned by Mr. Bates represent approximately 1.2% of the total outstanding votes of the Common Stock as a single class.

Mr. McDonnell III is deemed to beneficially own 280,047 shares of Common Stock. Mr McDonnell III's Common Stock includes 9,000 shares of Common Stock that are subject to vesting according to an agreement between Mr. McDonnell III and TNS. Mr. McDonnell III's shares of Common Stock include 6,000 shares held in trust for the benefit of his minor children, and this Statement shall not be construed as an admission that Mr. McDonnell III is the beneficial owner of such securities. The shares deemed to be beneficially owned by Mr. McDonnell III represent approximately 1.2% of the total outstanding votes of the Common Stock as a single class.

SCHEDULE 13D

CUSIP No. 872960109	Page 10 of 19 Pages

Mr. Graham is deemed to beneficially own 308,136 shares of Common Stock. Mr. Graham's Common Stock includes 18,000 shares of Common Stock that are subject to vesting according to an agreement between Mr. Graham and TNS. The shares deemed to be beneficially owned by Mr. Graham represent approximately 1.3% of the total outstanding votes of the Common Stock as a single class.

The Reporting Persons may be deemed to beneficially own an aggregate of 1,838,935 shares of Common Stock, which represent approximately 7.7% of the total outstanding votes of the Common Stock as a single class. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentage of the Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 24,088,008 shares of Common Stock outstanding as of March 31, 2006, as stated in the consolidated balance sheets of TNS included the Quarterly Report on Form 10-Q of TNS dated May 10, 2006 (collectively, the “May 10, 2006 10-Q Report”); and (ii) the number of shares of Common Stock issuable upon the exercise of options to purchase Common Stock held by such Reporting Person that are exercisable within 60 days, if any. The percentage of the total outstanding votes of the Common Stock as a single class set forth for each Reporting Person in this Item 5 was calculated based on the outstanding shares of Common Stock set forth in clause (i) above.

Mr. McDonnell III has entered into a credit facility with Merrill Lynch & Co., Inc., pursuant to which Mr. McDonnell III has pledged 270,797 shares of his Common Stock as collateral. The occurrence of contingencies pursuant to this account could result in Mr. McDonnell III losing the voting power and investment power with respect to those pledged shares of Common Stock.

Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by him.

Each of the Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that any other Reporting Person directly beneficially owns. Each Reporting Person disclaims beneficial ownership of such Shares for any and all other purposes.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following after the fourth paragraph thereof:

Exhibit 7.05: Amended and Restated Joint Filing Agreement

SCHEDULE 13D

CUSIP No. 872960109	Page 11 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006
By: /s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 12 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006
By: /s/ Brian Bates
Brian Bates

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 13 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006
By: /s/ John J. McDonnell III
John J. McDonnell III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006
By: /s/ Henry Graham
Henry Graham

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 15 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006	Parthenon Capital, LLC

a Delaware limited liability company

By: J&R Investment Management Company, LLC

its Managing Member

By: /s/ Ernest J. Jacquet
Name: Ernest J. Jacquet Title: Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 872960109	Page 16 of 19 Pages

APPENDIX A

Managers

The following sets forth the name, business address, present principal occupation and citizenship of each member of the Managers.

Name	Principal Business/Principal Office Address	Principal Occupation/Principal Business	Employed
John J. McDonnell, Jr.*	c/o TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406	Chairman and Chief Executive Officer of TNS, Inc.	TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406
Brian Bates*	c/o TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406	President and Chief Operating Officer of TNS, Inc.	TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406
John J. McDonnell III*	c/o TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406	Executive Vice President, Corporate Development of TNS, Inc.	TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406
Henry Graham	c/o TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406	Executive Vice President, Chief Financial Officer and Treasurer of TNS, Inc.	TNS, Inc. 11480 Commerce Park Dr. Suite 600 Reston, VA 20191-1406

*	Director of TNS, Inc.

SCHEDULE 13D

CUSIP No. 872960109	Page 17 of 19 Pages

EXHIBIT 7.01

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned hereby agree that the Amendment No. 1 to the statement on Schedule 13D, filed with the Securities and Exchange Commission May 15, 2006, with respect to the common stock of TNS, Inc., is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Amended and Restated Joint Filing Agreement (this "Agreement") shall be included as an Exhibit to the Amendment No. 1 to Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Amendment No. 1 to Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. Upon the filing of the Amendment No. 1 to Schedule 13D, this Agreement will be expire and be of no further effect. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. This Agreement amends and restates in its entirety the Joint Filing Agreement by and among the undersigned dated March 23, 2006 and filed as Exhibit 7.01 to the Schedule 13D filed March 23, 2006.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15th day of May, 2006.

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SCHEDULE 13D

CUSIP No. 872960109	Page 18 of 19 Pages

By: /s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.

By: /s/ Brian Bates
Brian Bates

By: /s/ John J. McDonnell III
John J. McDonnell III

By: /s/ Henry Graham
Henry Graham

SCHEDULE 13D

CUSIP No. 872960109	Page 19 of 19 Pages

PARTHENON CAPITAL, LLC,

a Delaware limited liability company

By: J&R Investment Management Company, LLC

its Managing Member

By: /s/ Ernest J. Jacquet

Name: Ernest J. Jacquet Title: Managing Member